Exhibit 4.79
SUPPLEMENTAL AGREEMENT TO
STATE-OWNED CONSTRUCTION LAND USE RIGHTS GRANT CONTRACT
Pursuant to Article 45 of that certain State-Owned Construction Land Use Rights Grant Contract (contract number: Jin Ji Guo Tu Chu Rang [He] Zi (2008) No. 33) (the “Grant Contract”), the Grantor, Economic-Technological Development Area Branch of Beijing Municipal Bureau of Land and Resources, and the Grantee, Beijing Ninetowns Software Co., Ltd., have agreed on the following matters concerning land development and land utilization, that are not addressed under the Grant Contract.
Article 1 The Grantee agrees that the total investment amount for the plots under the Grant Contract shall not be less than RMB390,000,000, of which the fixed assets investment amount shall not be less than RMB360,000,000. The fixed assets investment includes, without limitation, buildings, fixtures, equipment investments and land grant fee.
The Grantee agrees that the annual production value or the annual sales revenue shall not be less than RMB700,000,000 and the amount of annual tax payment amount shall not be less than RMB90,000,000 after the completion of the project construction and the commencement of the project’s production (within five years after the execution of the Grant Contract).
Article 2 If the Grantee commences the construction by the date provided in Article 16 of the Grant Contract but suspends the construction and development for a consecutive period of one year without approval, and if the constructed area is less than one-third of the total construction area or the invested amount is less than 25% of the total investment amount, the land shall be deemed to be idle and the Grantor shall have the right to require the Grantee to pay an idle plots fee.
Article 3 The Grantor and the Grantee agree that the amount of the idle plots fee under Article 32 of the Grant Contract shall be 20% of the total land use rights grant fee for the granted plots, i.e. Renminbi Five Million Eight Hundred and Fifty Two Thousand Six Hundred and Twenty Eight (RMB5,852,628).
Article 4 Within 60 days after the project completion examination and acceptance, the Grantee shall provide the Grantor with project completion examination and acceptance documents, project completion final accounts and auditor’s report in order for the Grantor to verify the actual investment amount as set forth in Article 1 hereof.
After the commencement of the project’s operations (within five years after the execution of the Grant Contract), the Grantee shall provide the Grantor with documents certifying the annual production value (or the annual sales revenue) and annual tax payment amount. The Grantor shall verify such production value (or sales revenue) and tax payment amount in accordance with Article 2 hereof.
If the Grantee’s actual investment amount, production value (or sales revenue) or tax payment amount fails to meet the criteria provided herein, the Grantee shall be deemed to have breached the Grant Contract and the Grantor shall have the right to receive liquidated damages and require the Grantee to continue its performance.

Article 5 If the total investment amount and the fixed assets investment amount of the granted plots fails to reach the criteria set forth in Article 1 hereof, the Grantor may require the Grantee to pay liquidated damages calculated by: (i) the total grant fee, (ii) times the difference between the total investment amount or the fixed assets investment amount as contemplated hereunder and the actual investment amount or the actual fixed assets investment amount (as the case may be), and (iii) divided by the total investment amount or the fixed assets investment amount (as the case may be).
If the actual annual production value (or the actual annual sales revenue) and the amount of annual tax payment fails to reach the criteria set forth in Article 1 hereof the Grantor may require the Grantee to pay liquidated damages calculated by: (i) the total grant fee, (ii) times the difference between the contemplated annual production value (or annual sales revenue) the actual annual production value (or the actual annual sales revenue) and (iii) divided by the contemplated annual production value (or annual sales revenue).

Grantor (affix seal):	Grantee (affix seal):
Economic-Technological Development Area Branch of Beijing Municipal Bureau of Land and Resources	Beijing Ninetowns Software Co., Ltd.

Legal representative (Authorized Representative)	Legal representative (Authorized Representative)

(signature):	(signature):

/s/	/s/

Date: October 30, 2008

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